EXHIBIT A

PROMISSORY NOTE

$115,573.00	Dated: 1-31-03

FOR VALUE RECEIVED, Robert B. McGivney & Catherine A. McGivney, having an address at 35388 U.S. 19 North, Palm Harbor, FL 34684 (“Maker”), hereby covenants and promises to pay to Cutler Limited Partnership I, a Massachusetts limited partnership, with offices at 134 Elm Street, Worcester, MA 01609, (“Payee”), or order, at Payee’s address first above written or at such other address as Payee may designate in writing, One Hundred Fifteen Thousand Five Hundred Five Hundred Seventy Three Dollars ($115,573.00) lawful money of the United States of America, together with interest thereon computed from the date hereof at the rate of 3.5% per annum, until April 30, 2004; from May 1, 2004 interest shall be at the rate of 4.5% per annum, until April 30, 2005; from May 1, 2005 interest shall be at the rate of 5.5% per annum, until April 30, 2006; from May 1, 2006 interest shall be at the rate of 6.5% per annum, until April 30, 2007; from May 1, 2007 interest shall be at the rate of 7.5% per annum, which principal and interest shall be payable in quarter annual installments, commencing on the first day of May 2003, and continuing on the first day of each succeeding quarter, each such installment being in an amount equal to the aggregate of (a) $5,778.65, to be applied in reduction of principal, and (b) the amount of interest at the aforesaid rates which has accrued to the date of such quarter annual installment, until February 1, 2008, on which date all outstanding principal and accrued interest shall be due and payable.

Maker covenants and agrees with Payee as follows:

     1.     Maker will pay the indebtedness evidence by this Note as provided herein.

     2.     In the event any payment due hereunder shall not be paid on the date when due, such payment shall bear interest at the lesser of 10% per annum or the highest-lawful rate permitted under applicable law, from the date when such payment was due until paid. In addition, Maker shall pay a late payment premium of 1% of any principal or interest payment made more than ten (10) days after the due date thereof, which premium shall be paid with such late payment.

     3.     Maker shall have the right to prepay the indebtedness evidenced by this Note, in whole or in part.

     4.     Maker hereby waives presentment for payment, demand, protest, and notice of dishonor.

     5.     Any notice or demand required or permitted to be made or given hereunder shall be deemed sufficiently made and given if given by the mailing of such notice or demand by certified or registered mail, return receipt requested, with postage prepaid, addressed, if to Maker, at Maker’s address first above written, or if to Payee, at

Payee’s address first above written. Either party may change its address by like notice to the other party.

     6.     This Note may not be changed or terminated orally, but only be an agreement in writing signed by the party against whom enforcement of any change, modification, termination, waiver, or discharge is sought. This Note shall be construed and enforced in accordance with the laws of Florida.

IN WITNESS WHEREOF, Maker has executed this Note on the date first above written.

In the presence of:

/s/ Arlene V. Phillips print: Arlene V. Phillips	/s/ Robert B. McGivney Robert B. McGivney

/s/ Arlene V. Phillips print: Arlene V. Phillips	/s/ Catherine A. McGivney Catherine A. McGivney